Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces end of regulatory

investigation of West Africa operations

Toronto, Ontario, Canada – March 26, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) today announced the end of the previously disclosed U.S. Securities and Exchange Commission (SEC) regulatory investigation of its West African mining operations.

Kinross is pleased to resolve this matter through an agreed-upon cease and desist order and that the SEC’s investigation has been concluded, as expected, without any material adverse effect on the Company’s financial position or business operations. The cease and desist order with the SEC makes no findings of bribery by the Company but is instead premised on allegations of various deficiencies in Kinross’ internal accounting controls and practices. Kinross cooperated fully with the SEC throughout the investigation and has taken steps to improve and strengthen its compliance program and internal accounting controls and practices.

On November 7, 2017, the U.S. Department of Justice (DOJ) also notified Kinross that it closed its investigation, declining to pursue further the matter against the Company and noting the Company’s full cooperation during the inquiry.

Both investigations related to allegations of improper payments made to government officials and certain internal control deficiencies at the Company’s West African mining operations, which Kinross first became aware of in August 2013. The Company immediately commenced an internal investigation into the allegations in accordance with its Whistleblower Policy. In March 2014, the SEC commenced an investigation seeking information and documents relating to these allegations, and in December 2014, the DOJ commenced a similar investigation. On October 2, 2015, the Company publicly disclosed the SEC and DOJ investigations.

The Company entered into the cease and desist order with the SEC without admitting or denying the findings of the order to resolve the investigation. As part of the settlement, the Company has agreed to pay US$950,000 to the SEC as a civil penalty and report to the SEC semi-annually for a one-year term on the status of its West African compliance measures. The order is final and not conditional on court approval.

Kinross is fully committed to operating in accordance with the highest ethical standards, conducting business in an honest and transparent manner that is compliant with the law, and building on its long-standing culture of ethical conduct and accountability consistent with its Code of Business Conduct.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source Code: Kinross Gold Corp.

Kinross announces end of regulatory investigation of West Africa operations	www.kinross.com